UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2021

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the paragraphs containing the quotes from the Chairman of the Board of Directors, the Chief Executive Officer and the Chair of the Audit Committee, the paragraphs containing the biographical information of Francesco De Ferrari and Mark Hannam as well as the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, December 13, 2021

Ad hoc announcement pursuant to article 53 LR
Credit Suisse Group announces appointments to the Executive Board in line with its new strategy; new Board of Directors leadership appointments to enhance governance of subsidiary Boards
Zurich, December 13, 2021 – Credit Suisse Group today announces the appointment of Francesco De Ferrari as CEO of the Wealth Management division. He will join the Executive Board of Credit Suisse Group, effective January 1, 2022, reporting to Group Chief Executive Officer Thomas Gottstein. Francesco De Ferrari has also been appointed as ad interim CEO of Europe, Middle East and Africa (EMEA) region. Christian Meissner, CEO of the Investment Bank division, has been appointed as CEO of the Americas region. In addition, Helman Sitohang and André Helfenstein have been appointed as CEOs of the APAC and Switzerland regions, respectively. Further, Mark Hannam has been named as Head of Internal Audit. Finally, Credit Suisse announces a new Board of Directors model structure to enhance the effectiveness and governance of the subsidiary Boards.

The new appointments are in line with the Group’s new strategy and organizational structure, as announced in November 2021, which is designed to move Credit Suisse to a matrix organization to allow for the best possible implementation of the strategy of strengthening, simplifying and investing for growth.

From January 1, 2022, the Group will be organized into four business divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – EMEA, Americas, Switzerland and APAC, with the following leadership:

Business divisions ▪ Wealth Management – Francesco De Ferrari ▪ Investment Bank – Christian Meissner ▪ Swiss Bank – André Helfenstein ▪ Asset Management – Ulrich Körner	Geographic regions ▪ EMEA – Francesco De Ferrari (ad interim) ▪ Americas – Christian Meissner ▪ Switzerland – André Helfenstein ▪ APAC – Helman Sitohang

Philipp Wehle, who has served as CEO of International Wealth Management (IWM) since 2019, will be appointed CFO of Wealth Management and Head Client Segment Management Global Wealth. He will work closely with Francesco De Ferrari.

As a consequence of re-establishing two global divisions (Wealth Management and Investment Bank) and emphasizing our quest to further simplify our structure, we have taken the decision to reintegrate parts of the Sustainability, Research & Investment Solutions (SRI) organization into the global business divisions, namely IS&P into Wealth Management and Research into Investment Bank. As a result of these changes, Lydie Hudson will step down from the Executive Board and will leave Credit Suisse after a transition period. The Executive Board would like to thank her for her contribution as a trusted and valued colleague and partner for nearly 14 years.

António Horta-Osório, Chairman of the Board of Directors, said: “I am delighted to welcome Francesco to his new role. He joins with an impressive track record and a profound knowledge of Credit Suisse and the industry,

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Media release Zurich, December 13, 2021

reinforcing our Executive Board at this critical junction in our journey. He will undoubtedly play a crucial role in delivering on the Group’s new strategy, towards a much stronger, more client-centric bank, with leading global businesses and regional franchises. Risk management will be at the core of all our actions, with the Board of Directors and the Executive Board together driving a culture that reinforces the importance of accountability and responsibility across the entire bank. At the same time, I would also like to thank Lydie and Philipp for their excellent contributions to the bank in their respective roles over such a significant period of time.”

Thomas Gottstein, Group CEO, said: “We are delighted to welcome Francesco back to Credit Suisse as CEO of the global Wealth Management division. As we look to build on our existing strengths and accelerate growth in key strategic business areas, Francesco brings over 24 years of experience in wealth management, asset management and investment banking, thereof 17 years in executive roles at Credit Suisse across the Asia Pacific and EMEA (including Switzerland) regions. He will also ensure an orderly implementation of the new business structure in his ad interim role as CEO of the EMEA region. With these appointments, as well as the appointment of Christian as CEO of the Americas region, the bank’s new divisional and regional structure is now complete and I am looking forward to working with all my Executive Board colleagues on executing our new strategy from January 1, 2022. I would like to thank Lydie, who worked in global roles across the firm and ultimately launched and led SRI. She will leave an indelible mark on the organization and with our clients. Spearheading programs like the Global Women’s Financial Forum and Sustainability Week, she has enabled our clients and employees to participate in our efforts to become a more inclusive and sustainable firm. She is a champion of diversity and a trusted colleague. We look forward to working with Lydie through the transition period and wish her well for the future. At the same time, I would like to expressly thank Philipp for his contribution in driving Wealth Management growth for Credit Suisse over the past years. Under his leadership, we have made significant progress in establishing the bank as one of the world’s leading wealth managers with market-leading franchises in UHNW and HNW. We are fortunate and privileged to be able to count on Philipp’s continued support in his new role.”

Francesco De Ferrari is joining Credit Suisse from AMP Ltd., where he was CEO from December 2018 to June 2021, overseeing a portfolio of businesses ranging from life insurance to asset management products, pensions and banking, as well as joint ventures across China and the US. Previously, he worked for Credit Suisse Group from 2002 to 2018, and he held a number of senior roles including Head of Private Banking APAC and CEO of South East Asia and Frontier Markets. Between 2008 and 2011, Francesco De Ferrari held the role of CEO Private Banking Italy, after previously serving as Business Chief Operating Officer for Private Banking EMEA. Between 2002 and 2006, he held various roles at Credit Suisse in Italy including Chief Operating Officer for the country. Between 1990 and 2001, he worked for various companies such as Nestlé and McKinsey in different roles.

Francesco De Ferrari holds an MBA from INSEAD as well as a BA in Economics and International Business from the New York University Stern School of Business. He will be based in Zurich and will report directly to Group CEO Thomas Gottstein.

David Wildermuth will join Credit Suisse and the Executive Board as Chief Risk Officer effective January 1, 2022, a month earlier than previously announced, while Joanne Hannaford will take over from James B. Walker as Chief Technology and Operating Officer at the same time. As previously communicated, Christine Graeff will take over from Antoinette Poschung as Global Head of Human Resources on February 1, 2022 and will join the Executive Board at such time. All other Executive Board members will maintain their respective roles.

The full new Executive Board composition, effective January 1, 2022, can be seen here: https://www.credit-suisse.com/media/assets/about-us/docs/our-company/our-management/211213-exb-org-chart.pdf

Credit Suisse today also appointed Mark Hannam as Head of Internal Audit. He will join on April 1, 2022, reporting directly to Richard Meddings, Chair of the Audit Committee. He joins Credit Suisse from PricewaterhouseCoopers (PwC), where he served as a Partner for the past two decades. He most recently had an oversight role for audit quality across a number of PwC firms within its international network. During his career, he provided audit or advisory services for a number of systemically important financial services companies, while also working with a number of US Securities and Exchange Commission Foreign Registrants as audit clients or in an advisory capacity.

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Media release Zurich, December 13, 2021

Richard Meddings, Chair of the Audit Committee, said: “I am delighted to welcome Mark to Credit Suisse. He joins with an impressive track record in making sure that risk management, governance and internal control processes are operating effectively. It is a crucial role and his skills and background will be invaluable in contributing to shaping and implementing the bank’s new strategy and risk culture going forward.”

Subsidiary and regional Boards of Directors appointments
Credit Suisse also announced the reshaping of its main regional subsidiary and advisory Boards’ composition whereby a member of the Group Board of Directors will become the Chair of each of the Group’s main regional subsidiary and advisory Boards.

António Horta-Osório, Chairman of the Board of Directors, said: “By increasing the connectivity between the Group Board and our main regional subsidiary and advisory Boards, Credit Suisse should achieve a greater alignment between regions and business divisions, enhancing its ability to accelerate the embedding of a culture focused on risk management, responsibilities and accountability globally. I would also like to take this opportunity to thank Peter Derendinger, John Devine and Bruce Richards for their very valuable contributions as Chairs of the Boards of Credit Suisse (Schweiz) AG, Credit Suisse International and Credit Suisse Securities (Europe) Ltd. as well as Credit Suisse Holdings (USA), Inc., respectively.”

An additional three subsidiary and advisory Boards were recently approved for elevation to the so-called “Category 1” level, which introduces enhanced oversight and governance between the Group Board and our main regional Boards, i.e. the APAC Board, the Credit Suisse Bank (Europe), S.A. Board and the Brazil Advisory Board have been elevated, resulting in six regional Boards of strategic importance. Along with the previously announced appointment of Ana Paula Pessoa to Chair of the Brazil Advisory Board, Credit Suisse today announced and confirmed the following members of the Group Board of Directors as Chairs of the respective subsidiary and regional Boards, effective from January 1, 2022, unless mentioned otherwise:

▪	Juan Colombas[1] – Credit Suisse Bank (Europe), S.A.
▪	Christian Gellerstad[2] – Credit Suisse (Schweiz) AG
▪	Blythe Masters – Credit Suisse Holdings (USA), Inc.
▪	Richard Meddings[1] – Credit Suisse International and Credit Suisse Securities (Europe) Ltd. (in the UK)
▪	Kai Nargolwala[3] – Credit Suisse Asia Pacific
▪	Ana Paula Pessoa – Credit Suisse Brazil

Furthermore, a new Group Board Committee, the Digital Transformation and Technology Committee, is being established, effective January 1, 2022. It will be chaired by Blythe Masters. This Group Board Committee will provide direct oversight and governance on key technology and digitalization topics and replace the current Innovation and Technology (Advisory) Committee. In order to dedicate her full attention to her new responsibilities, Blythe Masters will step down from both the Risk and Compensation Committees.

Finally, the Group Board of Directors will, over time, move to a composition with a maximum of 12 members, despite these additional responsibilities.

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
1 Appointment subject to regulatory approval.
2 Appointment subject to re-election at AGM of Credit Suisse (Schweiz) AG (effective April 2022).
3 Appointment effective April 2022, subject to re-election at the Group 2022 AGM. The APAC Board is an advisory body overseeing business conducted through a number of Credit Suisse legal entities and branches in the APAC region.

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Media release Zurich, December 13, 2021

Dominik von Arx, Corporate Communications, Credit Suisse Tel: +44 207 883 06 69 Email: media.relations@credit-suisse.com

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 49,950 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;

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Media release Zurich, December 13, 2021

▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;

▪
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

▪
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
▪	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
▪	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
▪	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
▪	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
▪	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;
▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes instituted by us, our counterparties or competitors;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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The Credit Suisse Executive Board

As of January 2022

CEO

Thomas Gottstein
Chief Executive Officer

Divisions and Regions

Francesco De Ferrari
CEO Wealth Management
CEO EMEA ad interim

Christian Meissner
CEO Investment Bank
CEO Americas

André Helfenstein
CEO Swiss Bank
CEO Switzerland

Ulrich Körner
CEO Asset Management

Helman Sitohang
CEO Asia Pacific

Corporate Functions

Romeo Cerutti
General Counsel

Joanne Hannaford
Chief Technology & Operations Officer

Rafael Lopez Lorenzo
Chief Compliance Officer

David Mathers
Chief Financial Officer

Antoinette Poschung[1]
Global Head of Human Resources

David Wildermuth
Chief Risk Officer

CREDIT SUISSE

December 13, 2021

1

 December 13, 2021  1            Corporate Functions  Divisions and Regions  Thomas GottsteinChief Executive Officer  Christian MeissnerCEO Investment BankCEO Americas  André HelfensteinCEO Swiss BankCEO Switzerland  Helman SitohangCEO Asia Pacific  Romeo CeruttiGeneral Counsel  David MathersChief Financial Officer  Antoinette Poschung1Global Head ofHuman Resources  Joanne HannafordChief Technology & Operations Officer  Rafael Lopez LorenzoChief Compliance Officer  David WildermuthChief Risk Officer   Ulrich KörnerCEO Asset Management  Francesco De FerrariCEO Wealth ManagementCEO EMEA ad interim      1 Will be succeeded by Christine Graeff as of 1st February 2022  The Credit Suisse Executive BoardAs of January 2022  CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: December 13, 2021		Vice President